Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase (as defined below) and Letter of Transmittal (as defined below), and any amendments or supplements to such Offer to Purchase or Letter of Transmittal. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares (as defined below) pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot do so, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

Vocera Communications, Inc.

at

$79.25 Net Per Share

Pursuant to the Offer to Purchase dated January 25, 2022

by

Voice Merger Sub Corp.

a direct or indirect wholly owned subsidiary of

Stryker Corporation

Voice Merger Sub Corp., a Delaware corporation (“Purchaser”), is offering to purchase (the “Offer”) all of the outstanding shares of common stock, par value $0.0003 per share (the “Shares”), of Vocera Communications, Inc., a Delaware corporation (the “Company”), at a price per Share of $79.25 (the “Offer Price”), net to the holder in cash, without interest and subject to any applicable withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase, dated January 25, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). Purchaser is a direct or indirect wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Parent”).

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of January 6, 2022 (together with any amendments or supplements thereto, the “Merger Agreement”), among Parent, Purchaser and the Company, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, without a meeting of the Company stockholders in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), and the Company will be the surviving corporation and a direct or indirect wholly owned subsidiary of Parent (such merger, the “Merger”). At the effective time of the Merger (the “Effective Time”), all then issued and outstanding Shares (other than (i) Shares owned by the Company immediately prior to the Effective Time, (ii) Shares that were owned by Parent, Purchaser or any subsidiary of Parent at the commencement of the Offer and are owned by Parent, Purchaser or any subsidiary of Parent immediately prior to the Effective Time, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares held by stockholders who are entitled to demand and properly demand appraisal of such Shares pursuant to, and who comply in all respects with, Section 262 of the DGCL, and have not failed to perfect the right to appraisal under Section 262 with respect to such Shares or withdrawn in accordance with Section 262 their demand for appraisal under Section 262 with respect to such Shares) will be converted into the right to receive consideration equal to the Offer Price, net to the holder in cash, without interest and subject to any applicable withholding of taxes. As a result of the Merger, the Company will cease to be a publicly traded company and will become a direct or indirect wholly owned subsidiary of Parent. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares. Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, approval of the Merger will not require a vote of the Company’s stockholders.

Tendering stockholders who have Shares registered in their names and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should check with such institution as to whether they charge any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN

TIME, ON FEBRUARY 22, 2022, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is not subject to any financing condition. The Offer is subject to the conditions, among others, that:

1.

there shall have been validly tendered in the Offer (and not properly withdrawn) prior to the Expiration Time (as defined in the Offer to Purchase) that number of Shares (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository”, as such terms are defined by Section 251(h) of the DGCL) that, when added to the Shares, if any, then owned by Parent, Purchaser or any subsidiary of Parent, would represent at least a majority of the Shares outstanding as of immediately following the consummation of the Offer (the “Minimum Tender Condition”);

2.

the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended applicable to the purchase of Shares pursuant to the Offer and the consummation of the Merger shall have either expired or been terminated;

3.

there shall not be any judgment, order, injunction or decree of any government entity issued, or other legal restraint or prohibition imposed, in each case, by any government entity of competent jurisdiction or any statute, law (including controlling common law), ordinance, rule or regulation of any governmental entity in effect preventing or prohibiting the consummation of the Offer or the Merger;

4.

the accuracy of the Company’s representations and warranties set forth in the Merger Agreement, and the performance of the Company’s obligations set forth in the Merger Agreement, subject in each case in certain respects to specified standards of materiality;

5.

since the date of the Merger Agreement, there shall not have not been any change, event, condition, development, circumstance, state of facts, effect or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in the Offer to Purchase); and

6.	the Merger Agreement shall not have been validly terminated in accordance with its terms (the “Termination Condition”).

The Offer is also subject to other conditions as described in the Offer to Purchase (collectively, the “Offer Conditions”). See Section 13—“Conditions of the Offer” of the Offer to Purchase.

The board of directors of the Company, at a meeting duly called and held on January 5, 2022, unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”) are fair to and in the best interest of the Company and its stockholders, (ii) approved, adopted and declared advisable the Merger and the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, (iii) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the time at which Purchaser first irrevocably accepts for purchase the Shares tendered in the Offer and (iv) recommended that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, in each case, on the terms and subject to the conditions of the Merger Agreement.

The Merger Agreement contains provisions to govern the circumstances under which Purchaser is required to, and Parent is required to cause Purchaser to, extend the Offer. Specifically, the Merger Agreement provides that:

•

Subject to the third bullet below, if at any then-scheduled Expiration Time, any Offer Condition is not satisfied and has not been waived by Purchaser or Parent, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer on one or more occasions for an additional period of up to ten business days per extension (or for such longer period as may be agreed to by Parent and the Company) until such time as such conditions shall be satisfied or waived, subject to the terms of the Merger Agreement;

•

Purchaser has agreed to (and Parent has agreed to cause Purchaser to) extend the Offer for the minimum period required by any applicable legal requirement, or any interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or the New York Stock Exchange, applicable to the Offer, subject to the terms of the Merger Agreement; and

•

If at any then-scheduled Expiration Time, each Offer Condition (other than the Minimum Tender Condition and the Offer Condition relating to Parent’s receipt of a certificate from the Company to the effect that certain Offer Conditions do not exist and have not occurred, which only need to be capable of being satisfied) has been satisfied or waived, neither Purchaser nor Parent shall have any obligation to (but Purchaser or Parent may elect to, and if requested by the Company, shall, and Parent shall cause Purchaser to) extend the Offer for one or more consecutive increments of such duration as requested by the Company (or if not so requested by the Company, as determined by Parent), but not more than ten business days each (or for such longer period as may be agreed to by Parent and the Company), provided that the Company shall not request Purchaser to, and neither Purchaser nor Parent shall have any obligation to, extend the Offer in such circumstances on more than two occasions.

However, Purchaser is not required to extend the Offer beyond the Outside Date (defined in the Merger Agreement as 11:59 p.m., Eastern time, on July 6, 2022, or as late as January 2, 2023 in the event the Outside Date has been extended as provided in the Merger Agreement) and may not extend the Offer beyond the Outside Date without the Company’s prior written consent. The Offer may not be terminated or withdrawn prior to its Expiration Time unless the Merger Agreement is validly terminated in accordance with its terms.

The purpose of the Offer and the Merger is for Parent and its affiliates, through Purchaser, to acquire control of, and the entire equity interest in, the Company. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Purchaser, Parent and the Company will take all necessary and appropriate action to effect the Merger promptly without a meeting of stockholders of the Company in accordance with Section 251(h) the DGCL.

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to demand appraisal of their Shares and receive in lieu of the consideration payable in the Offer a cash payment equal to the “fair value” of their Shares, together with a fair rate of interest, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL.

Purchaser expressly reserves the right to waive, in its sole discretion, in whole or part, any Offer Condition or modify the terms of the Offer, except that, without prior written consent of the Company, Purchaser shall not (i) reduce the number of Shares subject to the Offer; (ii) reduce the Offer Price or change the form of consideration payable pursuant to the Offer; (iii) waive, amend or modify the Minimum Tender Condition or the Termination Condition; (iv) add to the Offer Conditions or impose any other conditions to the Offer in addition to the Offer Conditions or amend, modify or supplement any Offer Condition in any manner adverse to the holders of the Shares; (v) except as provided in the Merger Agreement, terminate or extend or otherwise amend or modify the time at which the Offer will expire; (vi) otherwise amend or modify any terms of the Offer in any manner adverse to the holders of the Shares; or (vii) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act.

Any extension, waiver or amendment of the Offer or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., Eastern time, on the next business day after the day on which the Offer was otherwise scheduled to expire in accordance with SEC rules and regulations.

For purposes of the Offer, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer, then Purchaser has accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares or confirmation of the book-entry transfer of such Shares (“Book-Entry Confirmations”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal), and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by Depositary. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. In addition, Shares may be withdrawn at any time after March 26, 2022, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge Purchaser’s determination in a court of competent jurisdiction. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the expiration of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Securities and Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Purchaser with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s record stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

Generally, the receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. Stockholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them. For a more complete description of the principal U.S. federal income tax consequences of the Offer and the Merger, see the Offer to Purchase.

The Offer to Purchase, the related Letter of Transmittal and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the board of directors of the Company and the reasons therefor) contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Except as set forth in the Offer to Purchase, neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders may call toll free: (877) 825-8906

Banks and Brokers may call collect: (212) 750-5833

January 25, 2022